Filed by BBTT

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

SEC File No.: 333-289035-01

Date: July 2, 2026

Btab Provides Merger Update and Defines Its Long-Term Corporate Purpose Ahead of Its Next Stage of Growth

SYDNEY, AUSTRALIA and NEW YORK, NY, July 1, 2026 – Btab Ecommerce Group, Inc. (OTC: BBTT) (“Btab”), a global ecommerce and technology company, today provided an update on its proposed business combination with Integrated Wellness Acquisition Corp. (OTC: WELNF) (“IWAC”), a publicly traded special purpose acquisition company, while defining its long-term corporate purpose ahead of its next stage of growth.

Btab confirmed that the proposed transaction remains active and that the parties continue to work with their advisors toward completion of the business combination. The process has taken longer than originally expected as the parties address remaining closing conditions, including stock exchange review matters, audit and financial reporting requirements, transaction documentation, and other customary transaction matters.

Btab continues to advance its long-term business strategy, including the development of AI-powered commerce technology designed to support small businesses, resellers, suppliers, manufacturers, and digital storefronts across its global platform network. The technology is designed to improve reseller onboarding, product access, inventory management, pricing intelligence, marketing support, and digital commerce operations.

Btab’s long-term corporate purpose is built around the guiding statement:

“Empower Entrepreneurs. Create Jobs. Strengthen Families.”

This purpose reflects Btab’s belief that entrepreneurs and small businesses remain the foundation of economies worldwide, yet many still lack access to the technology, products, supply chains, and global commerce opportunities available to larger enterprises. Through its platforms, AI initiatives, reseller network, and ecommerce infrastructure, Btab aims to close that gap.

“Our purpose defines who we are and why we exist,” said Binson Lau, Chief Executive Officer of Btab. “As we develop AI, expand our platforms, and enter new markets, our focus remains the same: empowering entrepreneurs, creating jobs, and strengthening families.”

Mr. Lau added, “The proposed business combination remains an important step in Btab’s long-term growth strategy. While the process has taken longer than expected, we continue to work through the remaining points with our advisors, the stock exchange process, and relevant transaction parties. We believe Btab’s AI-powered commerce strategy can create meaningful value for entrepreneurs, partners, shareholders, and communities worldwide.”

Btab intends to provide further updates as material developments occur.

About Btab Ecommerce Group, Inc.

Btab Ecommerce Group, Inc. is a global ecommerce and technology company focused on developing AI-driven technology, digital commerce platforms, and supply chain solutions that connect manufacturers, suppliers, entrepreneurs, and digital storefronts worldwide.

For additional information, visit https://btabcorp.com

Cautionary Statement About Forward-Looking Statements

This press release includes forward-looking statements regarding, among other things, the plans, strategies, and prospects, both business and financial, of Btab. We have based these forward-looking statements on our current expectations and projections about future events, including the future plans and potential success of the business. Although we believe that our plans, intentions, and expectations reflected in or suggested by these forward-looking statements are reasonable, we cannot assure you that we will achieve or realize these plans, intentions, or expectations. Forward-looking statements are inherently subject to risks, uncertainties, and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events, or results of operations, are forward-looking statements. These statements may be preceded by, followed by, or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates” or “intends” or similar expressions. Forward-looking statements are not guarantees of future performance, and involve risks, uncertainties and assumptions that may cause our actual results to differ materially from the expectations that we describe in our forward-looking statements. There may be events in the future that we are not accurately able to predict, or over which we have no control.

These forward-looking statements regarding future events and the future results of IWAC and Btab are based upon estimates and assumptions that, while considered reasonable by IWAC, Btab, and their respective management teams, are inherently uncertain and subject to risks, variability and contingencies, many of which are beyond IWAC or Btab’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement or other definitive agreements in connection thereto; the outcome of any legal proceedings that may be instituted against IWAC, Btab or others following the announcement of the business combination and any definitive agreements with respect thereto; failure to obtain financing to complete the business combination or to satisfy other conditions to closing; delays or failures to obtain necessary regulatory approvals required to complete the business combination or related transactions; changes to the proposed structure of the business combination as a result of applicable laws, regulations or conditions; projections, estimates and forecasts of revenue and other financial and performance metrics; projections about industry trends and market opportunity; Btab’s ability to scale and grow its business; the cash position of Btab following closing of the business combination; the ability to meet listing standards in connection with, and following, the consummation of the business combination the risk that the business combination disrupts current plans and operations of Btab as a result of the announcement and consummation of the business combination; Btab’s ability to source and maintain key relationships with management and key employees; costs related to the business combination; changes in applicable laws and regulations; political and economic developments and market volatility; and other risks and uncertainties set forth under “Risk Factors” and other documents filed, or to be filed, with the SEC by IWAC and/or Btab, including the Registration Statement that IWAC and Btab filed in connection with the business combination.

If any of these risks materialize or Btab’s assumptions prove incorrect, actual results could differ materially from the results implied by the forward-looking statements. There may be additional risks that Btab or IWAC do not presently know or currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Any forward-looking statements made by or on behalf of Btab or IWAC reflect the expectations, plans or forecasts of future events and views of Btab and IWAC and speak only as of the date they are made. Neither Btab nor IWAC undertake any obligation to update any forward-looking statements to reflect any changes in their respective expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. These forward-looking statements should not be relied upon as representing Btab’s or IWAC’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of any proposed transaction. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Media Contact

Mr. Binson Lau, CEO
ir@btabcorp.com
https://btabcorp.com